Exhibit 4.4

DESCRIPTION OF CANTOR FITZGERALD INCOME TRUST, INC.

SECURITIES REGISTERED PURSUANT TO SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a summary of the material terms of shares of common stock of Cantor Fitzgerald Income Trust, Inc. registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as set forth in our charter and bylaws, as amended and supplemented from time to time. This summary is qualified in its entirety by reference to our charter and bylaws. References herein to “us,” “we,” “our,” or the “Company” refer to Cantor Fitzgerald Income Trust, Inc. We were formed as a corporation under the laws of the State of Maryland. The rights of our stockholders are governed by Maryland law as well as our charter and bylaws.

Under our charter, we have authority to issue 450,000,000 shares of capital stock, of which 400,000,000 shares are designated as common stock with a par value of $0.01 per share, and 50,000,000 shares are designated as preferred stock with a par value of $0.01 per share. Of the total shares of common stock authorized, 10,000,000 are classified as Class AX shares, 5,000,000 are classified as Class TX shares, 5,000,000 are classified as Class IX shares, 100,000,000 are classified as Class T shares, 20,000,000 are classified as Class S shares, 60,000,000 are classified as Class D shares and 200,000,000 are classified as Class I shares. Our board of directors may amend our charter from time to time to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series. Our board of directors may classify or reclassify any unissued shares of our stock from time-to-time into one or more classes or series; provided, however, that the voting rights per share (other than any publicly held share) sold in a private offering shall not exceed the voting rights which bear the same relationship to the voting rights of publicly held shares as the consideration paid to us for each privately offered share bears to the book value of each outstanding publicly held share.

Common Stock

Subject to the restrictions on transfer and ownership of shares of stock contained in our charter and except as may otherwise be specified in our charter, the holders of our common stock are entitled to one vote per share on all matters submitted to a stockholder vote, including the election of our directors. Our charter does not provide for cumulative voting in the election of our directors. Therefore, the holders of a majority of our outstanding common stock can elect our entire board of directors. Except as our charter may provide with respect to any class or series of preferred stock that we may issue in the future, the holders of our common stock will possess exclusive voting power.

Holders of our common stock will be entitled to receive such distributions as authorized from time to time by our board of directors and declared by us out of legally available funds, subject to any preferential rights of any preferred stock that we issue in the future. In any liquidation, each outstanding share of common stock entitles its holder to share (based on the percentage of shares held) in the assets that remain after we pay our liabilities and any preferential distributions owed to preferred stockholders. Holders of shares of our common stock will not have preemptive rights, which means that you will not have an automatic option to purchase any new shares that we issue, nor will holders of our shares of common stock have any preference, conversion, exchange, sinking fund or redemption rights. Holders of shares of our common stock will not have any appraisal rights unless our board of directors, upon such terms and conditions as may be specified by the board of directors, determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which holders of shares of our common stock would otherwise be entitled to exercise appraisal rights. Our common stock shall be non-assessable by us upon our receipt of the consideration for which our board of directors authorized its issuance. Stockholders are not liable for our acts or obligations.

Our board of directors has authorized the issuance of shares of our stock without certificates. We expect that, until our shares are listed on a national securities exchange, we will not issue shares in certificated form. Information regarding restrictions on the transferability of our shares that, under Maryland law, would otherwise have been required to appear on our stock certificates will instead be furnished to stockholders upon request and without charge. These requests should be delivered or mailed to:

•	Regular mail: Cantor Fitzgerald Income Trust, Inc., PO Box 219206, Kansas City, MO 64121-9206.
•	Overnight mail: Cantor Fitzgerald Income Trust, Inc., c/o DST Systems, Inc., 430 W. 7th Street, STE 219206, Kansas City, MO 64105.
•	Telephone: 855-9-CANTOR.

We maintain a stock ledger that contains the name and address of each stockholder and the number of shares that the stockholder holds. With respect to uncertificated stock, we will continue to treat the stockholder registered on our stock ledger as the owner of the shares until the new owner delivers a properly executed form to us, which form we will provide to any registered holder upon request.

Class AX shares

Each Class AX share issubject to a selling commission of 6.0% of the price per share and a dealer manager fee of 3.0% of the price per share. Our sponsor has agreed to pay a portion of the underwriting compensation in an amount up to 4.0% of the gross offering proceeds, consisting of a portion of the selling commissions in the amount of 1.0%, and all of the dealer manager fees in the amount of 3.0%, of the gross offering proceeds in the primary offering for Class AX shares, subject to a reimbursement under certain circumstances. Certain purchasers of Class AX shares were eligible for volume or other discounts. There are no distribution fees payable with respect to the Class AX shares. Class AX shares were available for purchase in our initial public offering to general public.

Class TX shares

Each Class TX share is subject to a selling commission of 3.0% of the price per share and a dealer manager fee of 3.0% of the price per share. Our sponsor has agreed to pay a portion of the underwriting compensation in an amount up to 4.0% of the gross offering proceeds, consisting of a portion of the selling commissions in the amount of 1.0%, and all of the dealer manager fees in the amount of 3.0%, of the gross offering proceeds in the primary offering for Class TX shares subject to a reimbursement under certain circumstances. Class TX shares were available for purchase in our initial public offering to the general public.

In addition, we will pay our dealer manager an ongoing distribution fee, which accrues daily and is calculated on outstanding Class TX shares issued in the primary offering in an amount equal to 1.0% per annum of (i) the current gross offering price per Class TX share, or (ii) if we are no longer offering shares in a public offering, the most recently published per share NAV of Class TX shares. The ongoing distribution fees with respect to Class TX shares are deferred and paid on a monthly basis continuously from year to year. We will not pay any selling commissions, dealer manager fees or distribution fees on shares sold pursuant to our distribution reinvestment plan. The amount available for distributions on all Class TX shares will be reduced by the amount of distribution fees payable with respect to the Class TX shares issued in the primary offering. All Class TX shares will receive the same per share distributions.

We will cease paying distribution fees with respect to each Class TX share, including any Class TX shares issued pursuant to our distribution reinvestment plan, on the earliest to occur of the following: (i) a listing of shares of our common stock on a national securities exchange; (ii) such Class TX share no longer being outstanding; (iii) the dealer manager’s determination that total underwriting compensation from all sources, including dealer manager fees, sales commissions (including sponsor support of 1.0% of selling commissions and all of the dealer manager fees), distribution fees and any other underwriting compensation paid to participating broker dealers with respect to all Class AX shares, Class TX shares and Class IX shares would be in excess of 10% of the gross proceeds of the primary portion of the initial public offering; or (iv) the end of the month in which the transfer agent, on our behalf, determines that total underwriting compensation, including dealer manager fees, sales commissions (including sponsor support of 4.0% of selling commissions and dealer manager fees), distribution fees and any other underwriting compensation paid to participating broker dealers with respect to the Class TX shares held by a within his or her particular account would be in excess of 10% of the total gross investment amount at the time of purchase of the primary Class TX shares held in such account (or, in the case of shares sold through certain participating broker dealers, a lower limit as set forth in any applicable agreement between our dealer manager and a participating broker dealer). We cannot predict if or when this will occur. All Class TX shares will automatically convert into Class AX shares upon a listing of shares of our common stock on a national securities exchange. With respect to item (iv) above, all of the Class TX shares held in a stockholder’s account will automatically convert into Class AX shares as of the last calendar day of the month in which the transfer agent determines that the applicable limit on a particular Class TX share account was reached. With respect to the conversion of Class TX share into Class A Shares, each Class TX share will convert into an equivalent number of Class AX shares based on the respective net asset value per share for each class. We currently expect that the conversion will be on a one-for-one basis, as we expect the net asset value per share of each Class AX share and Class TX share to be the same, except in the unlikely event that the distribution fees payable by us exceed the amount otherwise available for distribution to holders of Class TX share in a particular period (prior to the deduction of the distribution fees), in which case the excess will be accrued as a reduction to the net asset value per share of each Class TX share. If a stockholder’s account includes Class TX share and the stockholder makes a subsequent purchase of Class TX shares in the primary offering in the same stockholder account, the total underwriting compensation limit will be based on the total number of primary offering Class TX shares in the account and the distribution fees will be calculated on all of the primary offering Class TX shares in the account, such that the conversion of the Class TX shares from the initial purchase will be delayed and the accrual of the distribution fees and the conversion of the Class TX shares with respect to the subsequent purchase will happen on a more accelerated basis than would have been the case if the stockholder had made the subsequent purchase in a separate account. Stockholders may elect to make subsequent purchases in a separate account.

The per share amount of distributions on Class AX shares and Class IX shares will differ from Class TX shares because of different class-specific expenses. Specifically, distribution amounts paid with respect to all Class T Shares will be lower than those paid with respect to Class AX shares and Class IX shares because the amount available for distributions on all Class TX shares will be reduced by the amount of distribution fees payable with respect to the Class TX shares issued in the primary offering.

Class IX shares

Each Class IX share is subject to a dealer manager fee of 1.5% of the price per share. Our sponsor has agreed to pay all of the dealer manager fees in the amount of 1.5% of the gross offering proceeds in the primary offering for Class IX shares subject to a reimbursement under certain circumstances. There are no selling commissions or distribution fees payable with respect to the Class IX shares. Class IX shares were available for purchase in our initial public offering only (1) by institutional accounts as defined by FINRA Rule 4512(c), (2) through bank-sponsored collective trusts and bank-sponsored common trusts, (3) by retirement plans (including a trustee or custodian under any deferred compensation or pension or profit sharing plan or payroll deduction IRA established for the benefit of the employees of any company), foundations or endowments, (4) through certain financial intermediaries that are not otherwise registered with or as a broker-dealer and that direct clients to trade with a broker-dealer that offers Class I Shares, (5) through bank trust departments or any other organization or person authorized to act as a fiduciary for its clients or customers, (6) by our sponsor, our advisor, our executive officers and directors, as well as officers and employees of our sponsor and our advisor and our sponsor’s and advisor’s affiliates and their respective immediate family members and (7) by any other categories of purchasers described in the section titled “Plan of Distribution” or that we name in an amendment or supplement to the prospectus for our initial public offering.

Class T shares

Each Class T share issued in the primary offering is subject to an upfront selling commission of up to 3.0%, and an upfront dealer manager fee of 0.5%, of the transaction price of each Class T share sold in the offering on the date of the purchase, however such amounts may vary at certain participating broker-dealers provided that the sum will not exceed 3.5% of the transaction price. Our dealer manager anticipates that all or a portion of the upfront selling commissions and dealer manager fees will be retained by, or reallowed (paid) to, participating broker-dealers.

We pay our dealer manager selling commissions over time as a distribution fee with respect to our outstanding Class T shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class T shares. For each Class T share, this distribution fee consists of an advisor distribution fee and a dealer distribution fee. We expect that generally the advisor distribution fee will equal 0.65% per annum and the dealer distribution fee will equal 0.20%

per annum, of the aggregate NAV for each Class T share. However, with respect to Class T shares sold through certain participating broker-dealers, the advisor distribution fee and the dealer distribution fee may be other amounts, provided that the sum of such fees will always equal 0.85% per annum of the NAV of such shares. The distribution fees are paid monthly in arrears. Our dealer manager reallows (pays) all or a portion of the distribution fees to participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers.

The upfront selling commission and dealer manager fee are each not payable in respect of any Class T shares sold pursuant to our distribution reinvestment plan, but such shares will be charged the distribution fee payable with respect to all our outstanding Class T shares.

We will cease paying the distribution fee with respect to any Class T share held in a stockholder’s account at the end of the month in which our dealer manager in conjunction with the transfer agent determines that total upfront selling commissions, dealer manager fees and distribution fees paid with respect to the shares held by such stockholder within such account would exceed, in the aggregate, 8.75% (or a lower limit as set forth in the applicable agreement between our dealer manager and a participating broker-dealer at the time such Class T shares were issued) of the gross proceeds from the sale of such shares (including the gross proceeds of any shares issued under our distribution reinvestment plan with respect thereto). At the end of such month, such Class T share will convert into a number of Class I shares (including any fractional shares) with an equivalent aggregate NAV as such share. Although we cannot predict the length of time over which the distribution fee will be paid due to potential changes in the NAV of our shares, this fee would be paid with respect to a Class T share (in the case of a limit of 8.75% of gross proceeds) over approximately 6.54 years from the date of purchase, assuming payment of the full upfront selling commissions and dealer manager fees, opting out of the distribution reinvestment plan and a constant NAV of $23.74 per share. Under these assumptions, if a stockholder holds his or her shares for this time period, this fee with respect to a Class T share would total approximately $2.15.

Class S shares

Each Class S share issued in the primary offering is subject to an upfront selling commission of up to 3.5% of the transaction price of each Class S share sold in the offering on the date of the purchase. Our dealer manager anticipates that all or a portion of the upfront selling commissions will be retained by, or reallowed (paid) to, participating broker-dealers.

We pay our dealer manager selling commissions over time as a distribution fee with respect to our outstanding Class S shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class S shares. The distribution fees are paid monthly in arrears. Our dealer manager reallows (pays) all or a portion of the distribution fees to participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers.

The upfront selling commission is not payable in respect of any Class S shares sold pursuant to our distribution reinvestment plan, but such shares will be charged the distribution fee payable with respect to all our outstanding Class S shares.

We will cease paying the distribution fee with respect to any Class S share held in a stockholder’s account at the end of the month in which our dealer manager in conjunction with the transfer agent determines that total upfront selling commissions and distribution fees paid with respect to the shares held by such stockholder within such account would exceed, in the aggregate, 8.75% of the gross proceeds from the sale of such shares (including the gross proceeds of any shares issued under our distribution reinvestment plan with respect thereto). At the end of such month, such Class S share will convert into a number of Class I shares (including any fractional shares) with an equivalent aggregate NAV as such share. Although we cannot predict the length of time over which the distribution fee will be paid due to potential changes in the NAV of our shares, this fee would be paid with respect to a Class S share over approximately 6.54 years from the date of purchase, assuming payment of the full upfront selling commissions, opting out of the distribution reinvestment plan and a constant NAV of $23.74 per share. Under these assumptions, if a stockholder holds his or her shares for this time period, this fee with respect to a Class S share would total approximately $2.15.

Class D shares

No upfront selling commissions or distribution fees are paid for sales of any Class D shares.

We pay our dealer manager selling commissions over time as a distribution fee with respect to our outstanding Class D shares equal to 0.25% per annum of the aggregate NAV of all our outstanding Class D shares, including any Class D shares sold pursuant to our distribution reinvestment plan. The distribution fees are paid monthly in arrears. Our dealer manager reallows (pays) all or a portion of the distribution fees to participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers.

Class D shares are generally available for purchase in our follow-on offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/brokerage platforms at participating broker-dealers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) by other categories of investors that we name in an amendment or supplement to this prospectus.

We will cease paying the distribution fee with respect to any Class D share held in a stockholder’s account at the end of the month in which our dealer manager in conjunction with the transfer agent determines that total upfront selling commissions and distribution fees paid with respect to the shares held by such stockholder within such account would exceed, in the aggregate, 8.75% of the gross proceeds from the sale of such shares (including the gross proceeds of any shares issued under our distribution reinvestment plan with respect thereto). At the end of such month, such Class D share will convert into a number of Class I shares (including any fractional shares) with an equivalent aggregate NAV as such share. Although we cannot predict the length of time over which the distribution fee will be paid due to potential changes in the NAV of our shares, this fee would be paid with respect to a Class D share over approximately 35 years from the date of purchase, assuming opting out of the distribution reinvestment plan and a constant NAV of $23.74 per share. Under these assumptions, if a stockholder holds his or her shares for this time period, this fee with respect to a Class D share would total approximately $2.08.

Class I shares

No upfront selling commissions or distribution fees are paid for sales of any Class I shares.

Class I shares are generally available for purchase in our follow-on offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through certain registered investment advisers, (5) by our executive officers and directors and their immediate family members, as well as officers and employees of our advisor, Cantor or other affiliates and their immediate family members, and, if approved by our board of directors, joint venture partners, consultants and other service providers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, where a holder of Class S, Class T or Class D shares exits a relationship with a participating broker-dealer for the follow-on offering and does not enter into a new relationship with a participating broker-dealer for the follow-on offering, such holder’s shares may be exchanged for Class I shares with an equivalent NAV.

Other Terms of Common Stock

If not already converted into Class I shares upon a determination that total upfront selling commissions, dealer manager fees and distribution fees paid with respect to such shares would exceed the applicable limit as described in the “—Class T shares,” “—Class S shares” and “—Class D shares” sections above, each Class T share, Class S share and Class D share held in a stockholder’s account will automatically and without any action on the part of the holder thereof convert into a number of Class I shares (including any fractional shares) with an equivalent NAV as such share on the earliest of (i) a listing of Class I shares, (ii) our merger or consolidation with and into another entity or the sale or other disposition of all or substantially all of our assets or (iii) after termination of the primary portion of the offering in which such Class T shares, Class S shares and Class D shares were sold, the end of the month in which we, with the assistance of our dealer manager, determine that all underwriting compensation from all sources in connection with the offering, including upfront selling commissions, the distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds of the primary portion of the offering. In addition, immediately before any liquidation, dissolution or winding up, each Class T share, Class S share and Class D share will automatically convert into a number of Class I shares (including any fractional shares) with an equivalent NAV as such share.

Preferred Stock

Our charter authorizes our board of directors to designate and issue one or more classes or series of preferred stock without approval of our common stockholders. Our board of directors may determine the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption of each class or series of preferred stock so issued, which may be more beneficial than the rights, preferences and privileges attributable to our common stock. The issuance of preferred stock could have the effect of delaying or preventing a change in control. Our board of directors has no present plans to issue preferred stock but may do so at any time in the future without stockholder approval.

Meetings and Special Voting Requirements

An annual meeting of our stockholders will be held each year, at least 30 days after delivery of our annual report. Special meetings of stockholders may be called by a majority of our directors, a majority of our independent directors, our chairman of the board, our chief executive officer or our president and must be called by our secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast at least 10% of the votes entitled to be cast on such matter at the special meeting. Upon receipt of a written request of such stockholders stating the purpose of the special meeting, our secretary will provide all of our stockholders written notice of the meeting and the purpose of such meeting within ten days after receipt of such request. The meeting must be held not less than 15 days or more than 60 days after the distribution of the notice of the meeting, at a time and place specified in the request, or if none is specified, at a time and place convenient to stockholders. The presence in person or by proxy of stockholders entitled to cast 50% of all the votes entitled to be cast at any stockholder meeting constitutes a quorum. Unless otherwise provided by the Maryland General Corporation Law or our charter, the affirmative vote of a majority of all votes cast is necessary to take stockholder action. With respect to the election of directors, each candidate nominated for election to the board of directors must receive a majority of the votes present, in person or by proxy, in order to be elected. Therefore, if a nominee receives fewer “for” votes than “withhold” votes in an election, then the nominee will not be elected. Class T shares, Class S shares, Class D shares, Class I shares and the IPO shares vote together as a single class, and each share is entitled to one vote per share on each matter submitted to a vote at a meeting of our stockholders.

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, convert, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all the votes entitled to be cast on the matter. Our charter provides for approval of these matters by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter.

The term of our advisory agreement with our advisor will end after one year but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of our advisor and us. Our independent directors will annually review our advisory agreement with our advisor. While the stockholders do not have the ability to vote to replace our advisor or to select a new advisor, stockholders do have the ability, by the affirmative vote of a majority of the votes entitled to be cast generally in the election of directors, to remove a director from our board.

Advance Notice for Stockholder Nominations for Directors and Proposals of New Business

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of business to be considered by stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by or at the direction of our board of directors or (iii) by a stockholder who is a stockholder of record at the record date set by our board of directors for the purpose of determining stockholders entitled to vote at the meeting, at the time of giving the advance notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who has complied with the advance notice procedures of our bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to our board of directors at a special meeting may be made only (i) by or at the direction of our board of directors or (ii) provided that the special meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record at the record date set by our board of directors for the purpose of determining stockholders entitled to vote at the meeting, at the time of giving the advance notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions of our bylaws. Failure to comply with the notice provisions will make stockholders unable to nominate directors or propose new business.

Rights Upon Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of us, or any liquidating distribution of our assets, then such assets, or the proceeds therefrom, will be distributed between the holders of shares of each class of our common stock ratably in proportion to the respective NAV for each class until the NAV for each class has been paid. We will calculate the NAV as a whole for all shares of our common stock and then will determine any differences attributable to each class. Each holder of shares of a particular class of common stock will be entitled to receive, proportionately with each other holder of shares of such class, that portion of such aggregate assets available for distribution to such class as the number of outstanding shares of such class held by such holder bears to the total number of outstanding shares of such class then outstanding.

Registration Rights Agreement

We anticipate entering into a registration rights agreement with our advisor and the special unit holder, pursuant to which our advisor or the special unit holder may require us to prepare and file, at our expense, a shelf registration statement relating to the resale of all shares of our common stock currently held or later acquired by them or their permitted transferees and under certain circumstances they may require us to file resale registration statements on demand and provide unlimited “piggyback” rights with respect to the resale of such shares (subject to certain cutback and other provisions).

Restriction on Ownership of shares

Ownership Limit

To maintain our REIT qualification, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (including certain entities treated as individuals under the Internal Revenue Code) during the last half of each taxable year. In addition, at least 100 persons who are independent of us and each other must beneficially own our outstanding shares for at least 335 days per 12-month taxable year or during a proportionate part of a shorter taxable year. Each of the two requirements specified in the two preceding sentences shall not apply to any period prior to the second year for which we elect to be taxed as a REIT. We may prohibit certain acquisitions and transfers of shares so as to ensure our continued qualification as a REIT under the Internal Revenue Code. However, we cannot assure you that this prohibition will be effective.

To help ensure that we meet these tests, our charter prohibits any person or group of persons from acquiring, directly or indirectly, beneficial ownership of more than 9.8% in value of the aggregate of our outstanding shares of stock or more than 9.8% in value or in number of shares, whichever is more restrictive, of the aggregate of our outstanding shares of common stock unless exempted (prospectively or retroactively) by our board of directors. Our board of directors may waive this ownership limit with respect to a particular person if the board receives evidence, including certain representations and undertakings required by our charter, that ownership in excess of the limit will not jeopardize our REIT status. For purposes of this provision, we treat corporations, partnerships and other entities as single persons.

Any attempted transfer of our shares that, if effective, would result in our stock being beneficially owned by fewer than 100 persons will be null and void and the proposed transferee will acquire no rights in such stock. Any attempted transfer of our stock which, if effective, would result in violation of the ownership limit discussed above or in our being “closely held” under Section 856(h) of the Internal Revenue Code or otherwise failing to qualify as a REIT will cause the number of shares causing the violation (rounded up to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries. The prohibited transferee will not acquire any rights in the shares. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the attempted transfer. We will designate a trustee of the trust that will not be affiliated with us or the prohibited transferee. We will also name one or more charitable organizations as a beneficiary of the share trust.

Shares held in trust will remain issued and outstanding shares and will be entitled to the same rights and privileges as all other shares of the same class or series. The prohibited transferee will not benefit economically from any of the shares held in trust, will not have any rights to dividends or distributions and will not have the right to vote or any other rights attributable to the shares held in the trust. The trustee will receive all dividends and other distributions on the shares held in trust and will hold such dividends or other distributions in trust for the benefit of the charitable beneficiary. The trustee may vote any shares held in trust and, subject to Maryland law, will have the authority (i) to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares have been transferred to the trust for the charitable beneficiary, the trustee will sell those shares to a person designated by the trustee whose ownership of the shares will not violate the above restrictions. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited transferee and to the charitable beneficiary as follows. The prohibited transferee will receive the lesser of (i) the price paid by the prohibited transferee for the shares or, if the prohibited transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price received by the trustee from the sale or other disposition of the shares. The trustee may reduce the amount payable to the prohibited transferee by the amount of dividends and other distributions which have been paid to the prohibited transferee and are owed by the prohibited transferee to the trustee. Any net sale proceeds in excess of the amount payable to the prohibited transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that shares have been transferred to the trust, the shares are sold by the prohibited transferee, then (i) the shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the prohibited transferee received an amount for the shares that exceeds the amount he was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, shares held in the trust for the charitable beneficiary will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price on the date we, or our designee, accept the offer. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited transferee. We may reduce the amount payable to the prohibited transferee by the amount of dividends and other distributions which have been paid to the prohibited transferee and are owed by the prohibited transferee to the trustee. We may pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary.

Any person who acquires or attempts to acquire shares in violation of the foregoing restrictions or who would have owned the shares that were transferred to any such trust must give us immediate written notice of such event, and any person who proposes or attempts to acquire or receive shares in violation of the foregoing restrictions must give us at least 15 days’ written notice prior to such transaction. In both cases, such persons shall provide to us such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT.

The foregoing restrictions will continue to apply until our board of directors determines it is no longer in our best interest to continue to qualify as a REIT or that compliance is no longer required for REIT qualification. The ownership limit does not apply to any underwriter in an offering of our shares or to a person or persons exempted (prospectively or retroactively) from the ownership limit by our board of directors based upon appropriate assurances, including certain representations and undertakings required by our charter, that our qualification as a REIT would not be jeopardized.

Within 30 days after the end of each taxable year, every owner of more than 5% of our outstanding stock will be asked to deliver to us a statement setting forth the number of shares owned directly or indirectly by such person and a description of how such person holds the shares. Each such owner shall also provide us with such additional information as we may request in order to determine the effect, if any, of his or her beneficial ownership on our status as a REIT and to ensure compliance with our ownership limit.

These restrictions could delay, defer or prevent a transaction or change in control of our company that might involve a premium price for our shares of common stock or otherwise be in the best interests of our stockholders.

Suitability Standards and Minimum Purchase Requirements

State securities laws and our charter require that purchasers of our common stock meet standards regarding (i) net worth or income and (ii) minimum purchase amounts. These standards are described above at “Suitability Standards” and “How to Subscribe” immediately following the cover page of this prospectus. Subsequent purchasers, i.e., potential purchasers of your shares, must also meet the net worth or income standards, and unless you are transferring all of your shares, you may not transfer our shares in a manner that causes you or your transferee to own fewer than the number of shares required to meet the minimum purchase requirements, except for the following transfers without consideration: transfers by gift, transfers by inheritance, intrafamily transfers, family dissolutions, transfers to affiliates and transfers by operation of law. These suitability and minimum purchase requirements are applicable until our shares of common stock are listed on a national securities exchange, and these requirements may make it more difficult for you to sell your shares.

Distributions

The timing and amount of cash distributions will be determined by our board of directors, in its discretion, and may vary from time to time. In addition to cash distributions, our board of directors may authorize special stock dividends. Distributions will be made on all classes of our common stock at the same time. The per share amount of distributions on Class T, Class S, Class D and Class I shares generally differ because of different class-specific distribution fees that are deducted from the gross distributions for each share class. Specifically, distributions on Class T and Class S shares will be lower than Class D shares, and Class D shares will be lower than Class I shares because we are required to pay higher ongoing distribution fees with respect to the Class T and Class S shares (compared to Class D shares and Class I shares) and we are required to pay higher ongoing distribution fees with respect to Class D shares (compared to Class I shares).

We are required to make distributions sufficient to satisfy the requirements for qualification as a REIT for federal income tax purposes. Generally, income distributed will not be taxable to us under the Internal Revenue Code if we distribute at least 90% of our taxable income each year (computed without regard to the distributions paid deduction and our net capital gain). Distributions will be authorized at the discretion of our board of directors, in accordance with our income, cash flow and general financial condition. Our board of directors’ discretion will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements. Because we may receive income from interest or rents at various times during our fiscal year and because we may need cash flow from operations during a particular period to repurchase shares of our common stock, our ability to make distributions may be negatively impacted and, distributions may not reflect our income earned in that particular distribution period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform.

We are authorized to borrow money, issue new securities or sell assets to make distributions. There are no restrictions on the ability of our operating partnership to transfer funds to us.

In addition to cash distributions, our board of directors may authorize special stock dividends or special distributions of other securities. We are not prohibited from distributing such other securities in lieu of making cash distributions to stockholders provided that the securities distributed to stockholders are readily marketable. The receipt of marketable securities in lieu of cash distributions may cause stockholders to incur transaction expenses in liquidating the securities. We do not have any current intention to list the shares of our common stock on a national securities exchange, nor is it expected that a public market for the shares of common stock will develop.

Generally, our policy is to pay distributions from cash flow from operations. However, we can give no assurance that we will pay distributions solely from our cash flow from operations in the future, especially during the period when we are raising capital and have not yet acquired a substantial portfolio of investments. Our organizational documents permit us to pay distributions to our stockholders from any source, including from borrowings, sale of assets and from offering proceeds or we may make distributions in the form of taxable stock dividends. We have not established a cap on the use of proceeds to fund distributions. We have paid and may continue to pay distributions from sources other than cash flow from operations, including from offering proceeds, and as a result we will have less cash available for investments and your overall return will be reduced.

Our distributions, particularly during the period before we have substantially invested the net proceeds from our offerings, will likely exceed our earnings, which may represent a return of capital for tax purposes. We have not established a minimum distribution level, and our charter does not require that we make distributions to our stockholders.

Inspection of Books and Records

As a part of our books and records, we will maintain at our principal office an alphabetical list of the names of our common stockholders, along with their addresses and telephone numbers and the number of shares of common stock held by each of them. We will update this stockholder list at least quarterly and it will be available for inspection at our principal office by a common stockholder or his or her designated agent upon request of the stockholder. We will also mail this list to any common stockholder within 10 days of receipt of his or her request. A copy of the stockholder list will be printed in alphabetical order, on white paper, and in a readily readable type size (in no event smaller than 10-point type). We may impose a reasonable charge for expenses incurred in reproducing such list. Stockholders, however, may not sell or use this list for commercial purposes. The purposes for which stockholders may request this list include matters relating to their voting rights and the exercise of their rights under federal proxy laws.

If our advisor or our board of directors neglects or refuses to exhibit, produce or mail a copy of the stockholder list as requested, our advisor and/ or board, as the case may be, shall be liable to the common stockholder requesting the list for the costs, including attorneys’ fees, incurred by that stockholder for compelling the production of the stockholder list and any actual damages suffered by any common stockholder for the neglect or refusal to produce the list. It shall be a defense that the actual purpose and reason for the requests for inspection or for a copy of the stockholder list is not for a proper purpose but is instead for the purpose of securing such list of stockholders or other information for the purpose of selling such list or copies thereof, or of using the same for a commercial purpose other than in the interest of the applicant as a stockholder relative to the affairs of our company. We may require that the stockholder requesting the stockholder list represent that the request is not for a commercial purpose unrelated to the stockholder’s interest in our company. The remedies provided by our charter to stockholders requesting copies of the stockholder list are in addition to, and do not in any way limit, other remedies available to stockholders under federal law, or the law of any state.  In addition, pursuant to our charter, any stockholder and any designated representative thereof shall be permitted access to our corporate records to which such stockholder is entitled under applicable law at all reasonable times, and may inspect and copy any of them for a reasonable charge. Under Maryland law, stockholders are entitled to inspect and copy only our bylaws, minutes of stockholder proceedings, annual statements of affairs, voting trust agreements and statements of stock and securities issued by us during the period specified by the requesting stockholder, which period may not be longer than 12 months prior to the date of the stockholder’s request. Requests to inspect and/or copy our corporate records must be made in writing to our address. It is the policy of our board of directors to comply with all proper requests for access to our corporate records in conformity with our charter and Maryland law.

Business Combinations

Under the Maryland General Corporation Law, business combinations between a Maryland corporation and an interested stockholder or the interested stockholder’s affiliate are prohibited for five years after the most recent date on which the stockholder becomes an interested stockholder. For this purpose, the term “business combination” includes mergers, consolidations, share exchanges, asset transfers and issuances or reclassifications of equity securities. An “interested stockholder” is defined for this purpose as: (i) any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or (ii) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of the corporation. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding voting stock of the corporation; and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder or its affiliate with whom the business combination is to be effected, or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the Maryland General Corporation Law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

None of these provisions of the Maryland General Corporation Law will apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder. We have opted out of these provisions by resolution of our board of directors provided that the business combination is first approved by our board of directors. However, our board of directors may, by resolution, opt in to the business combination statute in the future.

Control Share Acquisitions

The Maryland General Corporation Law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of stockholders entitled to cast two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, an officer of the corporation or an employee of the corporation who is also a director of the corporation are excluded from the vote on whether to accord voting rights to the control shares. “Control shares” are voting shares that, if aggregated with all other shares owned by the acquirer or with respect to which the acquirer has the right to vote or to direct the voting of, other than solely by virtue of revocable proxy, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or
•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. Except as otherwise specified in the statute, a “control share acquisition” means the acquisition of issued and outstanding control shares.

Once a person who has made or proposes to make a control share acquisition has undertaken to pay expenses and has satisfied other required conditions, the person may compel the board of directors to call a special meeting of stockholders to be held within 50 days of the demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved for the control shares at the meeting or if the acquiring person does not deliver an “acquiring person statement” for the control shares as required by the statute, the corporation may redeem any or all of the control shares for their fair value, except for control shares for which voting rights have previously been approved. Fair value is to be determined for this purpose without regard to the absence of voting rights for the control shares, and is to be determined as of the date of any meeting of stockholders at which the voting rights for control shares are considered and not approved or, if no such meeting is held, as of the date of the last control share acquisition.

If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of these appraisal rights may not be less than the highest price per share paid in the control share acquisition. Some of the limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.

The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our stock. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the Maryland General Corporation Law permits a Maryland corporation with a class of equity securities registered under the Securities Exchange Act of 1934, as amended, and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board,
•	a two-thirds vote requirement for removing a director,
•	a requirement that the number of directors be fixed only by vote of the directors,
•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred, and
•	a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

In our charter, we have elected that vacancies on our board of directors be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already vest in our board of directors the exclusive power to fix the number of directorships, provided that the number is not fewer than three.

Tender Offers

Our charter provides that any tender offer made by a person, including any “mini-tender” offer, must comply with certain notice and disclosure requirements. These procedural requirements with respect to tender offers apply to any widespread solicitation for shares of our stock at firm prices for a limited time period.

In order for a person to conduct a tender offer to one of our stockholders, our charter requires that the person comply with Regulation 14D of the Securities Exchange Act of 1934, as amended, and give us notice of such tender offer at least 10 business days before initiating the tender offer. Pursuant to our charter, Regulation 14D would also require any person initiating a tender offer to provide:

•	Specific disclosure to stockholders focusing on the terms of the offer and information about the bidder;
•	The ability to allow stockholders to withdraw tendered shares while the offer remains open;
•	The right to have tendered shares accepted on a pro rata basis throughout the term of the offer if the offer is for less than all of our shares; and
•	That all stockholders of the subject class of shares be treated equally.

In addition to the foregoing, there are certain ramifications to persons who attempt to conduct a noncompliant tender offer. If any person initiates a tender offer without complying with the provisions set forth above, no stockholder may transfer any shares held by such stockholder to the noncomplying offeror without first offering the shares to us at the tender offer price offered in such tender offer. The noncomplying person shall also be responsible for all of our expenses in connection with that person’s noncompliance.

Registrar and Transfer Agent

We have engaged DST Systems Inc., to serve as the registrar and transfer agent for our common stock.

Restrictions on Roll-Up Transactions

A Roll-up Transaction is a transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of an entity that is created or would survive after the successful completion of a Roll-up Transaction, which we refer to as a Roll-up Entity. This term does not include:

•	a transaction involving securities of our company that have been for at least 12 months listed on a national securities exchange; or
•

a transaction involving only our conversion into a trust or association if, as a consequence of the transaction, there will be no significant adverse change in the voting rights of our common stockholders, the term of our existence, the compensation to our advisor or our investment objectives.

In connection with any proposed Roll-up Transaction, an appraisal of all our assets will be obtained from a competent independent appraiser. Our assets will be appraised on a consistent basis, and the appraisal will be based on an evaluation of all relevant information and will indicate the value of our assets as of a date immediately preceding the announcement of the proposed Roll-up Transaction. If the appraisal will be included in a prospectus used to offer the securities of a Roll-Up Entity, the appraisal will be filed with the SEC and, if applicable, the states in which registration of such securities is sought, as an exhibit to the registration statement for the offering. The appraisal will assume an orderly liquidation of assets over a 12-month period. The terms of the engagement of the independent appraiser will clearly state that the engagement is for our benefit and the benefit of our stockholders. A summary of the appraisal, indicating all material assumptions underlying the appraisal, will be included in a report to our stockholders in connection with any proposed Roll-up Transaction.

In connection with a proposed Roll-up Transaction, the person sponsoring the Roll-up Transaction must offer to our common stockholders who vote “no” on the proposal the choice of:

(1)	accepting the securities of the Roll-up Entity offered in the proposed Roll-up Transaction; or
(2)	one of the following:
(A)	remaining as common stockholders of us and preserving their interests in us on the same terms and conditions as existed previously; or
(B)	receiving cash in an amount equal to the stockholders’ pro rata share of the appraised value of our net assets.

We are prohibited from participating in any proposed Roll-up Transaction:

•

that would result in our common stockholders having democracy rights in a Roll-up Entity that are less than those provided in our charter and bylaws with respect to the election and removal of directors and the other voting rights of our common stockholders, annual reports, annual and special meetings of common stockholders, the amendment of our charter and our dissolution;

•

that includes provisions that would operate to materially impede or frustrate the accumulation of shares by any purchaser of the securities of the Roll-up Entity, except to the minimum extent necessary to preserve the tax status of the Roll-up Entity, or that would limit the ability of an investor to exercise the voting rights of its securities of the Roll-up Entity on the basis of the number of shares of common stock that such investor had held in us;

•

in which investors’ rights of access to the records of the Roll-up Entity would be less than those provided in our charter and described in the section of this prospectus entitled “Description of Shares — Meetings and Special Voting Requirements;” or

•	in which any of the costs of the Roll-up Transaction would be borne by us if the Roll-up Transaction is rejected by our common stockholders.